Mail Stop 3561

May 5, 2008

Mr. Tao Li
Chief Executive Officer
China Green Agriculture, Inc.
3rd Floor, Borough A, Block A No. 181, South Taibai Road
Shaanxi Province, People's Republic of China 710065

Re: **China Green Agriculture, Inc.**
 Amendment No. 1 to Registration Statement on Form S-1
 File No. 333-149135
 Filed on April 17, 2008

Dear Mr. Li,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. While we note your response to prior comment 1, there is currently no established market for your shares. Please provide a fixed price in bold on the cover. In addition, please revise footnote (3) and throughout the prospectus, as appropriate, to clarify that shares will be sold at a fixed price until a market develops.

2. Please provide disclosure inside the prospectus describing the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. To the extent that the shares covered by this registration statement are offered at the same price as the shares sold in the December private placement, please explain

why you do not believe that the registered shares should be offered at a higher price. We do not understand why investors would agree to purchase and sell shares without a possibility of making a profit.

The Company, page 8

3. Refer to the discussion of the Techteam Purchase Price. It is unclear if you are stating that the Techteam Purchase Price was paid by Green New Jersey on January 2, 2008 and if the closing of the acquisition of Techteam occurred on January 2, 2008 or on August 24, 2007. Please advise if the closing was pending the full payment of the Techteam Purchase Price to the Techteam shareholders, or whether Green New Jersey obtained effective control of Techteam on August 24, 2007 (notwithstanding that the purchase price had not been paid until January 2008). Refer to paragraph 48 of SFAS No. 141. Otherwise, if true, expand to clarify here, in MD&A, and elsewhere that the $4.09 million purchase price was paid by Green New Jersey to the shareholders of Techteam on August 24, 2007 (or the actual payment date in 2007) and that these shareholders, in accordance with the requirements of the Securities Purchase Agreement, subsequently returned this payment to Techteam in January 2008 for use as working capital. Also, disclose that the repayment will be reflected as contributed capital in your first quarter 2008 interim unaudited financial statements, as implied in your response to our prior comment 68.

4. Refer to the second full paragraph on page 9. You state that the Techteam shareholders sold all their shares to Green New Jersey and then delivered all of the proceeds from the sale to Techteam. It is unclear what, if any, consideration was received and retained by the Techteam shareholders in exchange for their shares. Please revise to clarify.

We rely on one provider for one of our principal raw material, weathered coal, page 14

5. Please revise to clarify if these purchases are pursuant to a long-term contract. If so, file it. You may request confidentiality for pricing information if disclosing it might cause material harm. If there is no long-term contract, please disclose. Similarly, if the long-term contract does not provide for a fixed price, please disclose.

Our sales have seasonal variations and adverse weather conditions could reduce demand for our products, page 15

6. Please revise the third sentence to more clearly explain the impact of unseasonable weather conditions on your revenues. It is unclear whether the 30% fluctuation disclosed in this section indicates that seasonal factors have resulted in revenues 30% higher (or lower) than your average revenues or if the 30% margin represents the difference between your highest annual revenues and lowest annual

revenues. Please explain. In addition, please make similar revisions to the fourth sentence in the last paragraph on page 37.

The industry in which we do business is highly competitive…, page 15

7. We note your response to prior comment 11 and your disclosure on page 68. Please revise, where you deem appropriate, to describe your specific competitive advantages and disadvantages relative to larger competitors.

In the event unexpected changes occur in the PRC government policies…, page 18

8. Your disclosure indicates that the liquidated damages provision is triggered if the company is "no longer able to operate its business in China" due to governmental action. However, Section 4.16 of the Securities Purchase Agreement appears to indicate that liquidated damages will accrue if governmental action causes any "material adverse effect" that cannot be reversed or cured to the Investors' reasonable satisfaction. Please revise your disclosure accordingly. In addition, please succinctly define the term "material adverse effect."

A slowdown or other adverse developments in the PRC economy…, page 18

9. We note your response to prior comment 15. Please file consents for the use of this third-party information or confirm that the information is available to the public for free or for a nominal cost.

Background, page 28

10. While we note your response to prior comment 37 and your reference to the footnotes of the beneficial ownership table, please expand this section or your disclosure under "Our History" at page 55 to briefly describe the material terms of the ancillary agreements, including the escrow and earn-in agreements, entered into in connection with the private placement and the acquisitions of Green New Jersey and Techteam.

Securities Purchase Agreement, page 29

11. Please delete the last twelve words of the first sentence of this section as it does not appear that the company must be unable to operate in China in order for liquidated damages to accrue.

12. Your response to prior comment 8 indicates that the three covenants discussed in this section have been satisfied and the holdback escrow released. However, as of the date of your most recent amendment, it does not appear that you have hired a permanent CFO. Please revise throughout the prospectus to clarify whether you

> have satisfied the three covenants described in this section and whether the escrow has been released.

Investor Relations Firm, page 30

13. Please file the agreement with CCG in the next amendment.

Results of Operations, page 38

14. See your discussion paragraph of comprehensive income and its inclusion within the table of operating results. Please consider deleting this item along with the foreign currency translation gain (loss) item from MD&A, or expanding the narrative discussion to describe why it is meaningful for investors in understanding your results of operations and how it is to be viewed in relation to the measure of net income. For reference, see paragraphs 215 through 220 of FASB Concepts Statement No. 6, "Elements of Financial Statements (a replacement of FASB Concepts Statement No. 3 – incorporating an amendment of FASB Concepts Statement No. 2)."

15. We note your response to our prior comment 35 with respect to your reportable business segments and the disclosure included under "Segment reporting" within "Critical Accounting Policies and Estimates." We note your two reportable business segments are: fertilizer (Techteam) and agricultural products (Jintai). Please expand the disclosures under "Segment reporting" within MD&A and also in Note 2 to the June 30, 2007 audited financial statements to disclose the primary profitability measure used by the chief operating decision maker in allocating resources and assessing performance. If "operating income (loss)" is the primary segment profitability measure, so state. If not, please disclose the primary profitability measure used. Further, under the section of "Results of operation," please provide a separate discussion of Techteam and Jintai's segment profitability measure, as used by the chief operating decision maker. We refer you to SFAS No. 131, paragraphs 29-31.

Liquidity and Capital Resources, page 47

16. See the paragraph that follows your table of contractual obligations. We note the disclosure made in response to the second half of our prior comment 30. We also note your separate tabular disclosure of 'loans payable' as of December 31, 2007. Please also indicate whether or not you have any revolving credit lines or letters of credit, and if so, the total availability and any amounts outstanding as of the most recent balance sheet date, and the repayment terms. If none, so state. If included within the table of loans payable, please further expand the descriptions in the table to indicate which short-term loans are credit facilities.

Property, plant and equipment, page 54

17. In the second paragraph under this heading, clarify if you depreciate leasehold improvements over 3 to 5 years *or the lease term, whichever is shorter*. Also, reconcile this depreciable life with that disclosed in Note 2 to the June 30, 2007 audited financial statements for "Property, plant and equipment" related to 'buildings and improvements' of 10-40 years. Further ensure that the depreciable lives disclosed in MD&A reconcile with the lives disclosed in Note 2. For example, MD&A discloses a depreciable life of 3 to 5 years for motor vehicles, whereas, Note 2 discloses 12 years. Please ensure consistency of all amounts and disclosures, including the depreciable lives shown in Note 2 to the December 31, 2007 unaudited interim financial statements.

18. In this regard, if these discrepancies represent changes in accounting estimates that occurred subsequent to June 30, 2007, appropriate disclosures should be provided pursuant to paragraph 22 of SFAS No. 154. Additional disclosures may be required in MD&A as well.

Our History, page 55

19. We have reviewed your response to our prior comment 38. Please also disclose in this section the number of common shares issued to Mr. Tao Li in the Share Exchange, and the number of common shares that may be acquired by him. In this regard, also disclose the voting percentage held by Mr. Li and the additional potential voting percentage that may be acquired, and provide a cross reference to "Security Ownership of Certain Beneficial Owners and Management." Disclose whether the 977,948 common shares issued to consultants to Techteam in connection with the Private Placement were also valued at $3.25 per share and tell us where you have reflected this expense in your December 31, 2007 interim unaudited financial statements.

Changes in and Disagreements with Accountants, page 85

20. We have reviewed your changes made in response to our prior comment 51. However, please note that the Exhibit 16.1 letter from Schumacher & Associates, Inc. that was previously filed with the Item 4.01 Form 8-K on February 1, 2008, is required to also be filed as an Exhibit to the Registration Statement on Form S-1. Refer to General Instruction VII.D.1 of the Form S-1, where it appears you are not eligible to incorporate by reference, and as such, are required to provide the disclosures required by Item 11(i) of the Form S-1. Please note that a separate consent from Schumacher & Associates, Inc. is also required to be filed as an Exhibit to the Registration Statement on Form S-1.

Shaanxi Techteam Jinong Humic Acid Product Co., Ltd.
June 30, 2007 Audited Financial Statements

Note 6. Intangible Assets

21. We note your response to our prior comment 60. Please also expand the disclosure to indicate whether the Government approved the transfer of the "land use right" by the shareholder to the Company. Separately, we note your response to prior comment 61. In the narrative discussion of "technology Know-how," please clarify if the cost should be $771,819 rather than $710,883. Further, with the changes made for the amounts of costs and accumulated amortization, it would appear that the table of amortization expense for the next five years should also be increased. Please revise as appropriate.

Note 8. Accrued Expenses and Other Payables

22. We note your response to our prior comment 64, including the disclosures in MD&A under "Payables to Others." In MD&A, please clarify that $53,573 of the $543,209 amount represents an "Employee Advance" as shown in Note 8 to the audited financial statements, and identify the employee if they are an officer of the Company. Expand the disclosure in Note 8 to indicate the "other payable" are to unrelated parties.

Note 15. Subsequent Events

23. Please clarify if Green Holding acquired the Company on August 24, 2007, as disclosed on page 6 and elsewhere in the Registration Statement on Form S-1, rather than on August 3, 2007. Similar change should be reflected throughout the financial statement footnotes and/or narrative disclosures included in your amended documents. The current disclosures are confusing.

China Green Agriculture, Inc.
December 31, 2007 and 2006 Unaudited Interim Financial Statements

Consolidated Balance Sheet, page F-1

24. Reference is made to the risk disclosure revisions presented in response to our prior comment 18. We note that Section 4.16 of the Securities Purchase Agreement sets forth liquidated damages in an amount equal to the entire private placement proceeds plus interest in the event of certain PRC government actions or policies. For this reason, these securities appear to be redeemable upon the occurrence of an event that is not solely within the control of the issuer. As such, it appears that they should be classified outside of permanent equity. The initial carrying amount of these securities should be their fair value at the date of issuance. As these securities are not redeemable currently, and if you do not

consider it probable that the securities will become redeemable, subsequent adjustment does not appear to be necessary. Please revise your presentation and disclosures to comply with the guidance set forth in EITF Topic D-98, including paragraph 15 thereunder, or advise.

Note 1. Organization and Description of Business

25. As the acquisition of Green Agriculture occurred in December 2007, the reverse acquisition/recapitalization should be reflected in the historical financial statements. This guidance applies to the August 2007 transaction as well. We note that you have appropriately used this presentation for the unaudited six month period ended December 31, 2006. Please revise to also replace the separate audited financial statements of the various entities with a single set of financial statements. The current presentation is confusing.

26. We note that you disclose that "Green Agriculture and Jinong are under common control because they are under common management," and as such, you used historical cost accounting to account for the acquisition. Your disclosures are not clear as to whether and how there was common ownership between these two companies, prior to the acquisition. Also, clarify in your disclosures if the acquisition occurred on August 3, 2007 or August 24, 2007 and, further disclose the last sentence in the second paragraph of your response to prior comment 69, as it appears its was excluded from your revised disclosures.

27. In this regard, you state on page F-46 that the merger of Green Agriculture Holding with Techteam will be accounted for as a recapitalization of Techteam with Techteam being treated as the continuing entity. In contrast, you refer to this merger as a combination of entities under common control on page F-5. The two representations appear contradictory. Please explain this inconsistency to us in detail in your written response and revise your footnote to clarify. Further, if you believe that Green Agriculture Holding and Techteam were under common control, please provide support for your conclusion by providing us with a list of the shareholders of each entity prior to the combination. We are particularly concerned because it appears that Tao Li may have founded, substantially owned and controlled Techteam while Yinshing David To appears to have substantially owned and controlled Green Agriculture Holding. Please advise.

28. Finally, if the actual acquisition of Techteam by Green Agriculture Holding did take place in August 2007, please show us how the transaction was recorded. In your written response, please provide us with a supplemental pro forma balance sheet, an accompanying narrative and a summary of the book entries recorded at the acquisition date. Also explain why, if Tao Li received cash rather than common stock in the August acquisition, he would subsequently elect to contribute that cash to China Green Agriculture before he owned any shares. We may have further comments upon review of your response.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting

29. We note your response made to our prior comment 70. However, please expand the disclosures in footnotes (1) and (2) to the table to describe the nature of the reconciling items for "Green Agriculture" and the "Company." It is not clear as to why these reconciling amounts are shown in the table. Please tell us in more specific detail as to the necessity of these reconciling items and why you distinguish them between those of Green Agriculture and the Company.

Note 6. Intangible Assets

30. We note your response to our prior comment 71. It is unclear why the exchange rate difference has been reflected as an increase adjustment to the gross cost basis of 'land use right' and 'technology know-how,' from June 30, 2007 to December 31, 2007, rather than reflecting the difference as a component of other comprehensive income. Please revise whereby the only change in the cost basis would be due to additions or deletions of these assets during the six months ended December 31, 2007, or tell us your reasons under the accounting literature for this adjustment. Your explanation should be detailed and specific.

Note 15. Stockholders' Equity

31. We have reviewed your response to our prior comment 19. Please expand the disclosures in this audited footnote to also discuss the significant terms of the Registration Rights agreement, including your being subject to liquidating damages in connection with your Registration Statement on Form S-1. Refer to paragraph 12 of FSP No. EITF 00-19-2 for guidance.

Age of Financial Statements

32. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents

33. Refer to the consent of Kabani & Company, Inc. The consent should also refer to the "Changes in and Disagreements with Accountants" section of the filing and any other place where their name is disclosed.

34. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amended Form 10-QSB (Quarter Ended December 31, 2007)

35. Upon resolution of our comments, please revise to reflect comments issued above on the Registration Statement on Form S-1 in an amendment to the December 31, 2007 Quarterly Report on Form 10-QSB filed on April 22, 2008. The Form 10-QSB should be amended, prior to requesting effectiveness of the Form S-1.

*****

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director